                                                                  EXHIBIT 12

                       ANHEUSER-BUSCH COMPANIES, INC.

                     RATIO OF EARNINGS TO FIXED CHARGES



The following table sets forth the Company's ratio of earnings to fixed charges, on a consolidated basis for the periods indicated:

           Nine Months
       Ended September 30,                                          Year Ended December 31,
----------------------------------         --------------------------------------------------------------------------
     2003                2002                  2002             2001           2000            1999          1998
----------------     -------------         --------------    -----------    ------------    -----------    ----------
     9.0X                8.8X                  7.6X           7.0X (1)         6.7X            6.9X          6.8X

For purposes of this ratio, earnings have been calculated by adding to income before income taxes the distributed earnings of investees accounted for under the equity method, and the amount of fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt discounts and that portion of rental expense deemed to represent interest.

(1) The ratio for 2001 includes the gain from the sale of SeaWorld Cleveland, which increased income before income taxes by $17.8 million. Excluding this one-time gain, the ratio would have been 6.9X.